SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. —)*

Zix Corporation (the “Issuer”)

(Name of Issuer)

Common stock, $0.01 par value (“Common Stock”)

(Title of Class of Securities)

98974P100

(CUSIP Number)

The principal business office of the Fund with respect to the shares reported hereunder is c/o M&C

Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town,

Grand Cayman, Cayman Islands. The principal business office of each of the Managers and the

Investment Manager with respect to the shares reported hereunder is 441 Lexington Avenue Suite 1221, New York, NY 10017 United States.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98974P100.

(1)	Names of reporting persons. Rockall Emerging Markets Master Fund Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)

Citizenship or place of organization

The principal business office of the Fund with respect to the shares reported hereunder is c/o M&C

Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town,

Grand Cayman, Cayman Islands. The principal business office of each of the Managers and the

Investment Manager with respect to the shares reported hereunder is 441 Lexington Avenue Suite 1221, New York, NY 10017 United States.

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power. 3,742,500 shares of Common Stock
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power 3,742,500 shares of Common Stock
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,742,500 shares of Common Stock
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 6.03%
(14)	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

The class of securities to which this statement relates is the common stock, par value $0.01 of Zix Corporation (the “Issuer”). The Issuer’s principal executive office is located at 2711 North Haskell Avenue, Suite 2200, LB 36, Dallas, Texas 75204-2960

Item 2. Identity and Background

(a) This joint statement is being jointly filed by Rockall Emerging Markets Master Fund Limited, Meldrum Asset Management, LLC, Con Egan, Conor O’Driscoll and Fulvio Dobrich, who are collectively referred to as the “Reporting Persons” and collectively may be deemed to be a group. Messrs. Egan, O’Driscoll and Dobrich (the“Managers”) are the principals of Meldrum Asset Management, LLC (the “Investment Manager”), which is the investment manager of Rockall Emerging Markets Master Fund Limited (the “Fund”).

(b)	The principal business office of the Fund with respect to the shares reported hereunder is c/o M&CCorporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The principal business office of each of the Managers and the Investment Manager with respect to the shares reported hereunder is 441 Lexington Avenue Suite1221, New York, NY 10017 United States.

(c)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar violations).

(d)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

(e)	The Fund is a Cayman Islands exempted company, the Investment Manager is organized in the State of Delaware. Mr. Dobrich and Mr. O’Driscoll are United States citizens. Mr. Egan is a citizen of Ireland.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable

Item 4. Purpose of Transaction

On May 1 2012, Meldrum, and Mr. Egan, Mr. O’Driscoll and Mr. Dobrich, in their capacity as the principle investors of Meldrum, notified the Company that they desire to speak with the Company’s Board of

Directors, both individually, and as a group, to discuss available strategic options for accelerating the growth of the Company’s email encryption business, and related growth in shareholder value. Such discussions are currently ongoing.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 6,280,910 . Such amount represents beneficial ownership of 10.1% of the Common Stock of the Company

(b)	As for The Fund, the number of shares of Common stock as to which it has:

1.	SOLE VOTING POWER: 3,742,500

2.	SHARED VOTING POWER 0

3.	SOLE DISPOSITIVE POWER 3,742,500

4.	SHARED DISPOSITIVE POWER 0

As for The manager, the number of shares of Common Stock as to which it has:

1.	SOLE VOTING POWER: 3,742,500

2.	SHARED VOTING POWER 0

3.	SOLE DISPOSITIVE POWER 3,742,500

4.	SHARED DISPOSITIVE POWER 0

As for Mr. Egan, the number of shares of Common stock as to which he has:

1.	SOLE VOTING POWER: 578,000

2.	SHARED VOTING POWER 3,742,500

3.	SOLE DISPOSITIVE POWER 578,000

4.	SHARED DISPOSITIVE POWER 3,742,500

As for Mr. O’Driscoll, the number of shares of Common stock as to which he has:

1.	SOLE VOTING POWER: 399,190

2.	SHARED VOTING POWER 3,742,500

3.	SOLE DISPOSITIVE POWER 399,190

4.	SHARED DISPOSITIVE POWER 3,742,500

As for Mr. Dobrich, the number of shares of Common stock as to which he has:

1.	SOLE VOTING POWER: 1,561,220

2.	SHARED VOTING POWER 3,742,500

3.	SOLE DISPOSITIVE POWER 1,561,220

4.	SHARED DISPOSITIVE POWER 3,742,500

(c)	The following is a list of share transactions of the Issuers Common stock transacted by The Fund since December 31, 2011:

Trade Date	Buy/Sell	Shares	Price	Total

02/14/12	buy	14,792.00	3.1616	$47,062.23
02/13/12	buy	10,000.00	3.1986	$32,186.00
02/09/12	buy	45,000.00	3.2266	$146,097.00
02/08/12	buy	20,000.00	3.3494	$67,188.00
02/07/12	buy	7,205.00	3.3200	$24,065.00
02/06/12	buy	5,808.00	3.3200	$19,398.72
02/01/12	buy	5,000.00	3.1086	$15,643.00
01/31/12	buy	65,000.00	3.0399	$198,893.50
01/25/12	buy	5,000.00	3.1639	$15,919.50
01/24/12	buy	7,000.00	3.1129	21,930.30

01/23/12	buy	5,200.00	3.12	16,328.00
01/10/12	buy	17.00	2.99	$51.17
01/10/12	buy	4,000.00	3.0106	$12,122.40
01/09/12	buy	8,000.00	2.9596	$23,836.8000
01/06/12	buy	5,000.00	2.9687	14,943.50
01/06/12	buy	10,000.00	2.9816	$30,016.00
01/05/12	buy	453.00	2.93	$1,336.35
01/04/12	buy	8,500.00	2.9634	$25,358.90

02/03/12	sale	82,721.00	3.3473	$275,237.58
01/23/12	sale	22,500.00	3.1545	71,426.25
01/20/12	sale	15,000.00	3.0905	46,058.00
01/19/12	sale	14,100.00	3.0332	42,486.00
01/18/12	sale	5,000.00	3.02	$14,999.71
01/05/12	sale	10,000.00	2.96	$29,399.43
01/03/12	sale	15,000.00	2.9802	$44,402.14
01/03/12	sale	56,000.00	2.9565	$164,440.82

On April 17 2012 Mr. Egan sold 5,000 shares for consideration of $14,450 and on April 18 Mr. Egan sold 18,982 shares for consideration of $55,237.

On March 2 2012 Mr. O’Driscoll Purchased 10,000 shares for consideration of $29,470.

There were no transactions completed by Mr. Dobrich since December 31, 2011.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of the Fund and the Investment Manager, as the manager of the Fund, has the power to vote and dispose of the shares of Common Stock beneficially owned by the Fund (as described above). Each of the Managers, by virtue of his position as a principal of the Investment Manager, has the shared authority to vote and dispose of all of the shares of Common Stock held by the Fund, as well as the sole power to vote and dispose of shares held in his individual capacity.

Item 7. Material to be Filed as Exhibits.

Not Applicable

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

Signature

Name/Title